As filed with the Securities and Exchange Commission on January 24, 2013.
Registration No. 333-186048

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
Form S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Pernix Therapeutics Holdings, Inc.
(Exact name of Registrant as specified in its charter)

Maryland	33-0724736
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

10003 Woodloch Forest Drive
The Woodlands, Texas 77380
(832) 934-1825
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Paul Aubert
General Counsel
Pernix Therapeutics Holdings, Inc.
10003 Woodloch Forest Drive
The Woodlands, Texas 77380
(832) 934-1825
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:
Allen E. Frederic, III
Jones Walker L.L.P.
201 St. Charles Avenue
New Orleans, Louisiana 70170-5100

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☑
Non-accelerated filer	☐	(Do not check if a smaller reporting company)	Smaller reporting company	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that their registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. The selling security holders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer and sale is not permitted.

Subject to Completion, Dated January 24, 2013

PROSPECTUS

Pernix Therapeutics Holdings, Inc.

5,078,126 Shares

Common Stock
________________________________

This prospectus relates to the offer and sale from time to time of up to 5,078,126 shares of our common stock, which are held by, or that may be issued to, the selling security holders named in this prospectus.  The selling security holders acquired or will acquire these shares in connection with our acquisition of Cypress Pharmaceuticals, Inc. pursuant to a securities purchase agreement, as amended, which we refer to herein as the Purchase Agreement.  The issuance of additional shares of our common stock to the selling security holders, if any, is contingent upon the occurrence of a milestone event specified in the Purchase Agreement. We will not receive any proceeds from the sale of our common stock by the selling security holders. See the section entitled “Use of Proceeds” for more information.

The number of shares of common stock being registered hereunder is comprised of (i) 4,427,084 shares, which we refer to herein as the Initial Shares, issued to the selling security holders on December 31, 2012 pursuant to the Purchase Agreement and (ii) 651,042 additional shares, which we refer to herein as the Additional Shares, which may be issued to the selling security holders assuming (a) the occurrence of a milestone event as set forth in the Purchase Agreement, and (b) the per share price used to calculate the number of shares of our common stock to be issued is $7.68, which is the same per share price used to calculate the number of Initial Shares issued to the selling security holders. The Additional Shares have not been earned and are not currently outstanding. The actual number of Additional Shares issued to the selling security holders could be materially greater than or less than 651,042 shares of common stock depending on the occurrence of the milestone event and the volume-weighted average price of our common stock for the 30 trading days prior to the occurrence of the milestone event.

The selling security holders may offer shares of our common stock from time to time using different methods and at varying prices. For more information on possible methods of offer and sale by the selling security holders, you should refer to the section entitled “Plan of Distribution.” We do not know the method, the amount, the price, or the time or times the selling security holders may sell the shares of our common stock covered by this prospectus.

Our common stock is listed on the NYSE MKT LLC under the symbol “PTX.” On January 11, 2013, the last reported sale price of our common stock on the NYSE MKT LLC was $8.02 per share.

Investing in our common stock involves certain risks. See the information included and incorporated by reference in this prospectus for a discussion of the factors you should carefully consider before deciding to purchase shares of our common stock, including the discussion of material risks described in the section entitled “Risk Factors” on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is           , 2013.

This prospectus incorporates by reference important business and financial information about us that is not included in or delivered with this prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. No offers to sell these shares of common stock will be made in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the documents incorporated by reference are accurate only as of the date of this prospectus or the respective document incorporated by reference, as the case may be. Our business, financial condition, results of operations and prospects may have changed since those dates.

This prospectus is based on information provided by us and by other sources that we believe are reliable. This prospectus summarizes certain documents and other information and we refer you to those documents and information for a more complete understanding of what we discuss in this prospectus. In making an investment decision, you must rely on your own examination of our company and the terms of the offering, including the merits and risks involved.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain “forward-looking statements” that involve substantial risks and uncertainties. These statements may be made directly in this prospectus or may be incorporated in this prospectus by reference to other documents and may include statements for periods following this offering.  Forward-looking statements are all statements other than statements of historical facts, such as those statements regarding any projections of earnings, revenues or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements concerning proposed new products, services or developments; any statements regarding future economic conditions or performance; any statements of belief; and any statements of assumptions underlying any of the foregoing.  The words “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “continue,” “expects,” “projects,” “potential,” “predicts,” “intends,” “likely,” “will,” “should,” “to be,” or the negative of these terms or and any similar expressions and/or statements that are not historical facts are intended to identify those assertions as forward-looking statements.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to the expected financial condition, results of operations and earnings outlook of the Company following its acquisition of Cypress Pharmaceuticals, Inc., the other factors described in more detail under the section titled “Risk Factors” beginning on page 4 and the factors described under “Risk Factors” included in Item 1A of Part I of our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, as updated by our subsequent filings with the SEC.

We caution you against placing undue reliance on forward-looking statements, which reflect our current beliefs and are based on information currently available to us as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this prospectus. We undertake no obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that we do update any forward-looking statements, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear in our public filings with the SEC, which are accessible at www.sec.gov, and which you are advised to consult.

SUMMARY

This summary highlights information contained elsewhere in this prospectus and may not contain all the information that is important to you. We urge you to read carefully the remainder of this prospectus, including the section entitled “Risk Factors,” and the other documents to which we have referred you because this section does not provide all the information that might influence your investment decision. See also the section entitled “Where You Can Find More Information.” In this prospectus, “Pernix,” “the “Company,” “we,” “our” and “us” refer to Pernix Therapeutics Holdings, Inc. and its subsidiaries, unless otherwise indicated.

The Company

We are a specialty pharmaceutical company focused on the sales, marketing, manufacturing and development of branded, generic and over-the-counter, which we refer to herein as OTC, pharmaceutical products for pediatric and adult indications in a variety of therapeutic areas.  We expect to continue to execute our growth strategy which includes the horizontal integration of our branded prescription, generic and OTC businesses. We manage a portfolio of branded and generic products.  Our branded products for the pediatrics market include CEDAX®, an antibiotic for middle ear infections, NATROBA™, a topical treatment for head lice marketed under an exclusive co-promotion agreement with ParaPRO, LLC, and a family of prescription treatments for cough and cold (BROVEX®, ALDEX® and PEDIATEX®). Our branded products for gastroenterology include OMECLAMOX-PAK®, a 10-day treatment for H. pylori infection and duodenal ulcer disease, and REZYST™, a probiotic blend to promote dietary management. In addition, a product candidate utilizing cough-related intellectual property is in development for the U.S. OTC market. We promote our branded pediatric and gastroenterology products through our sales force. We market our generic products through our wholly owned subsidiary, Macoven Pharmaceuticals. Our wholly owned subsidiary, Great Southern Laboratories, which we refer to herein as GSL, manufactures and packages products for the pharmaceutical industry in a wide range of dosage forms.

On December 31, 2012, we completed the acquisition of Cypress Pharmaceuticals, Inc. and its subsidiary Hawthorn Pharmaceuticals, Inc., both of which were privately owned branded and generic pharmaceutical companies, which we refer to collectively herein as Cypress.  We paid $52 million in cash, issued 4,427,084 shares of our common stock having an aggregate market value equal to approximately $34.0 million based on the volume-weighted average price per share as reported on the NYSE MKT LLC for the thirty (30) trading days ending November 12, 2012, and agreed to pay up to $6.5 million on December 15, 2013, $4.5 million to be deposited in escrow on December 15, 2013 and $5.0 million in shares of our common stock upon the occurrence of a milestone event, for an aggregate purchase price of up to $102 million.  Cypress offers a wide array of branded and generic pharmaceutical products in the areas of cough and cold, nutritional supplements, analgesics, urinary tract, women’s health, pre-natal vitamins and dental health, as well as allergy, respiratory, iron deficiency, nephrology and pain management.

We entered into a $42 million credit facility on December 31, 2012 with Midcap Funding V, LLC, as administrative agent, as a lender and as co-bookrunner and sole lead arranger, Business Development Corporation of America, as co-bookrunner, and additional lenders from time to time party thereto. Subject to certain permitted liens, our obligations under this facility are secured by a first priority perfected security interest in substantially all of our assets and the assets of our subsidiaries. The proceeds from this facility were used to fund a portion of the cash consideration of the acquisition of Cypress.

On December 10, 2012, we entered into a merger agreement with Somaxon Pharmaceuticals, Inc., which we refer to herein as Somaxon, and Pernix Acquisition Corp. I, a wholly owned subsidiary of the Company, which we refer to herein as Merger Sub. The merger agreement provides for Merger Sub to merge with and into Somaxon, with Somaxon surviving as a wholly owned subsidiary of the Company.  The board of directors of each of Somaxon and the Company have unanimously approved the merger, which is subject to the approval of the stockholders of Somaxon as well as other customary conditions.  The Company expects to close the merger in the first quarter of 2013. Somaxon is a specialty pharmaceutical company focused on the in-licensing, development and commercialization of proprietary branded products and product candidates to treat important medical conditions where there is an unmet medical need and/or high level of patient dissatisfaction, currently in the central nervous system therapeutic area. Somaxon has approximately 20 full-time employees.

Under the merger agreement, at the effective time of the merger, each outstanding share of Somaxon common stock (other than shares held by the Company, Merger Sub, any wholly owned subsidiary of the Company or Merger Sub or in Somaxon’s treasury, which shall be cancelled without any conversion thereof or payment thereto), will be converted into the right to receive shares of our common stock equal to ((x) 25,000,000 divided by (y) the volume-weighted average trading price of our common stock over the 30 day trading period ending on the day immediately prior to the closing) divided by ((A) the total number of shares of Somaxon common stock outstanding, plus (B) the total number of Somaxon shares issuable upon the exercise or conversion of all outstanding in-the-money options (calculated on a net settlement basis), warrants (calculated on a net settlement basis) and restricted stock units), provided that the aggregate number of shares of our common stock issuable as merger consideration shall be no less than 2,777,778 shares and no greater than 4,166,667 shares.  No fractional shares of our common stock shall be issued in the merger.

On July 2, 2012, we completed our acquisition of the business assets of GSL, a pharmaceutical contract manufacturing company located in Houston, Texas.  We closed on the related real estate on August 30, 2012.  Upon the final closing, we paid an aggregate of approximately $4.6 million, and assumed certain liabilities totaling approximately $5.5 million, for substantially all of GSL’s assets, including the land and buildings in which GSL operates.  GSL has an established manufacturing facility with an existing base of customers in the pharmaceutical industry, which provides us with additional income and potential cost savings.  We acquired the GSL assets through our wholly owned subsidiary, Pernix Manufacturing, LLC, and continue to operate the business under the name GSL.

We were incorporated in November 1996 and are headquartered in The Woodlands, Texas and employ approximately  254 people full-time,  97 and 64 of whom are employed at Cypress and GSL, respectively.

For Additional Information

Our principal executive offices are located at 10003 Woodloch Forest Drive, The Woodlands, Texas, 77380, and our telephone number is (832) 934-1825. Our corporate website address is www.pernixtx.com.

The Offering

As used in this section, references to “we,” “our” or “us” refer solely to Pernix Therapeutics Holdings, Inc. and not to its subsidiaries.

Issuer:	Pernix Therapeutics Holdings, Inc.

Common Stock that May Be Offered by the Selling Security Holders:	5,078,126 shares of common stock, par value $0.01 per share.

Common Stock Outstanding:	34,030,351 shares outstanding as of December 31, 2012.

Use of Proceeds:	We will not receive any proceeds from the sale of our common stock by the selling security holders. See the section entitled “Use of Proceeds” for more information.

Dividends:	We have not historically paid dividends and do not anticipate paying dividends in the foreseeable future. See the section entitled “Dividend Policy” for more information.

Risk Factors:
See the section entitled “Risk Factors” and other information included or incorporated by reference in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

NYSE MKT LLC Symbol for Our Common Stock:	Our common stock is traded on the NYSE MKT LLC under the symbol “PTX.”

Transfer Agent and Registrar:	Computershare Shareowner Services LLC

The number of shares of common stock outstanding does not include treasury shares or shares of our common stock issuable upon exercise of outstanding stock options or upon the vesting of restricted stock units.

RISK FACTORS

An investment in our securities involves certain risks. You should carefully consider the risks set forth below, the risks disclosed in Item 1A of Part I of our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, as updated by our subsequent filings with the SEC, and the other information included or incorporated by reference in this prospectus before making an investment decision. If any of these risks actually occur, our business, financial condition, results of operations and cash flows could be materially adversely affected and the value of our shares could be negatively impacted. Although we believe that we have identified the key risk factors affecting our business, there may be additional risks and uncertainties that are not presently known that may materially adversely affect our business.

We may incur substantial expenses related to the merger with Somaxon.

We may incur relatively significant expenses in connection with completing the merger with Somaxon and integrating many of the operations, networks, systems, technologies, policies and procedures of both Cypress and Somaxon with those of the Company. There are a number of systems that must be integrated, including accounting, finance, payroll and certain human resource functions. While we have assumed that a certain level of transaction and integration expenses will be incurred, there are a number of factors beyond our control that could affect the total amount or the timing of our integration expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. Due to these factors, the transaction and integration expenses associated with the Cypress acquisition and the pending Somaxon merger could, particularly in the near term, exceed the savings that we expect to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings related to the integration of these businesses.

We may be unable to successfully integrate Somaxon’s and/or Cypress’ businesses and realize the anticipated benefits of these acquisitions.

After the merger with Somaxon is completed, we will be required to devote significant management attention and resources to integrating the business practices and operations of Somaxon, including the marketing and selling of Silenor (doxepin), while at the same time continuing to integrate the business of Cypress. Potential difficulties we may encounter in the integration process include the following:

●
the inability to successfully combine the businesses of Pernix with the businesses of Cypress and Somaxon and meet the capital requirements of the combined business, in a manner that permits us to achieve the cost savings or revenue enhancements anticipated to result from these acquisitions, which would result in the anticipated benefits of the acquisitions not being realized in the time frame currently anticipated or at all;

●	lost sales and customers as a result of certain customers of Pernix, Cypress or Somaxon deciding not to do business with the combined company;

●	the additional complexities of integrating companies with different core products and markets;

●	potential unknown liabilities and unforeseen increased expenses associated with the acquisitions of Cypress and Somaxon;

●	potential unknown delays or regulatory conditions associated with the pending merger with Somaxon; and

●	performance shortfalls as a result of the diversion of management’s attention caused by completing the merger with Somaxon and/or integrating Cypress’ and Somaxon’s operations.

For all these reasons, you should be aware that it is possible that integrating Cypress and Somaxon could result in the distraction of our management, the disruption of our ongoing business or inconsistencies in our products, standards, controls, procedures and policies, any of which could adversely affect the ability of the Company to maintain relationships with customers, vendors and employees or to achieve the anticipated benefits of the acquisitions, or could otherwise adversely affect the business and financial results of the Company.

We may not be able to continue to grow through acquisitions.

We have sought growth largely through acquisitions, including the acquisitions of Macoven in 2010, GSL and Cypress in 2012 and the pending merger with Somaxon. In the future, we may pursue growth opportunities through acquisitions that are not directly similar to those currently operated by the Company. We cannot assure you that acquisitions will be available on terms attractive to the Company. Moreover, we cannot assure you that we will be able to arrange financing on terms acceptable to the Company or to obtain timely federal and state governmental approvals on terms acceptable to the Company, or at all.

Our future results will suffer if we do not effectively manage our expanded operations.

Our acquisitions of GSL and Cypress significantly changed the composition of our operations, markets and product mix, and the completion of the proposed merger with Somaxon will further alter our markets and product mix. Our future success depends, in part, on our ability to address these changes, and, where necessary, to attract and retain new personnel that possess the requisite skills called for by these changes.

We may continue to expand our operations through additional acquisitions, license arrangements, other strategic transactions and new product offerings. Our future success depends, in part, upon our ability to manage our expansion opportunities. Integrating new operations into our existing business in an efficient and timely manner, successfully monitoring our operations, costs, regulatory compliance and customer relationships, and maintaining other necessary internal controls will pose substantial challenges for the Company. As a result, we cannot assure you that our expansion or acquisition opportunities will be successful, or that we will realize our expected operating efficiencies, cost savings, revenue enhancements, synergies or other benefits.

Our business and financial alternatives could be constrained by our current debt incurred in connection with our acquisition of Cypress and any future borrowings.

As a result of additional borrowings in connection with our acquisition of Cypress, we have become more leveraged. This could have material adverse consequences for the Company, including (i) raising our borrowing costs, (ii) hindering our ability to adjust to changing market, industry or economic conditions, (iii) limiting our ability to access the capital markets to fund acquisitions, (iv) limiting the amount of free cash flow available for future operations, acquisitions, dividends, stock repurchases or other uses, (v) making us more vulnerable to economic or industry downturns, including interest rate increases and (vi) placing us at a competitive disadvantage compared to less-leveraged competitors.

We expect to continue to explore acquisitions and license arrangements, and we may elect to finance these endeavors by incurring additional indebtedness. Moreover, to respond to competitive challenges, we may be required to raise substantial additional capital to finance new acquisitions, products or research and development efforts. Our ability to arrange additional financing will depend on, among other factors, our financial position and performance, as well as prevailing market conditions and other factors beyond our control. We cannot assure you that we will be able to obtain additional financing on terms acceptable to us or at all. If we are able to obtain additional financing, our credit ratings could be adversely affected, which could further raise our borrowing costs and further limit our future access to capital and our ability to satisfy our obligations under our indebtedness.

If our goodwill or other intangible assets become impaired in the future, we may be required to record a significant, non-cash charge to earnings and reduce our stockholders’ equity.

We have a significant amount of goodwill and other intangible assets on our balance sheet. Under GAAP, intangible assets are reviewed for impairment on an annual basis or more frequently whenever events or circumstances indicate that the carrying value of such assets may not be recoverable. If any of our intangible assets are determined to be impaired in the future, we may be required to record a significant, non-cash charge to earnings during the period in which the impairment is determined.

The commercial success of our currently marketed products and any additional products that we successfully commercialize will depend upon the degree of market acceptance by physicians, patients, healthcare payors and others in the medical community.

Any products that we bring to the market may not gain market acceptance by physicians, patients, healthcare payors and others in the medical community. If our products do not achieve an adequate level of acceptance, we may not generate significant product revenue and may not be profitable. The degree of market acceptance of our products depends on a number of factors, including:

●	the prevalence and severity of any side effect;

●	the efficacy and potential advantages over the alternative treatments;

●	the ability to offer our branded products for sale at competitive prices, including in relation to any generic products;

●	relative convenience and ease of administration;

●	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

●	the strength of marketing and distribution support; and

●	sufficient third-party coverage or reimbursement.

The concentration of our product sales to only a few wholesale distributors increases the risk that we will not be able to effectively distribute our products if we need to replace any of these customers, which would cause our sales to decline.

The majority of our sales are to a small number of pharmaceutical wholesale distributors, which in turn sell these products primarily to retail pharmacies, which ultimately dispense the products to the end consumers. In 2011, Cardinal Health accounted for 37% of our total gross sales, McKesson Corporation accounted for 23% of our total gross sales, Morris & Dickson accounted for 13% of our total gross sales and AmerisourceBergen Drug Corporation accounted for 11% of our total gross sales.

If any of these customers cease doing business with us or materially reduce the amount of product they purchase from us and we cannot conclude agreements with replacement wholesale distributors on commercially reasonable terms, we might not be able to effectively distribute our products through retail pharmacies. The possibility of this occurring is exacerbated by the recent significant consolidation in the wholesale drug distribution industry, including through mergers and acquisitions among wholesale distributors and the growth of large retail drugstore chains. As a result, a small number of large wholesale distributors control a significant share of the market.

If we are unable to obtain and maintain protection for the intellectual property relating to our technology and products, the value of our technology and products will be adversely affected.

Our success will depend in part on our ability to obtain and maintain protection for the intellectual property covering or incorporated into our technology and products. The patent situation in the field of pharmaceuticals is highly uncertain and involves complex legal and scientific questions. We rely upon patents, trade secret laws and confidentiality agreements to protect our technology and products. We may not be able to obtain additional patent rights relating to our technology or products and pending patent applications to which we have rights may not issue as patents or, if issued, may not issue in a form that will be advantageous to us. Even if issued, any patents issued or licensed to us may be challenged, narrowed, invalidated, held to be unenforceable or circumvented, which could limit our ability to stop competitors from marketing similar products or limit the length of term of patent protection we may have for our products. Changes in either patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection.

Our patents also may not afford us protection against competitors with similar technology. Because patent applications in the United States and many other jurisdictions are typically not published until 18 months after filing, or in some cases not at all, and because publications of discoveries in the scientific literature often lag behind actual discoveries, neither we nor our licensors can be certain that we or our licensors were the first to make the inventions claimed in our or our licensors’ issued patents or pending patent applications, or that we or our licensors were the first to file for protection of the inventions set forth in these patent applications. If a third party has also filed a U.S. patent application covering our product candidates or a similar invention, we may have to participate in an adversarial proceeding, known as an interference, declared by the U.S. Patent and Trademark Office to determine priority of invention in the United States. The costs of these proceedings could be substantial and it is possible that our efforts could be unsuccessful, resulting in a loss of our U.S. patent position. In addition, patents generally expire, regardless of the date of issue, 20 years from the earliest non-provisional effective U.S. filing date.

Some of our products do not have patent protection and in some cases face generic competition.

Our collaborators and licensors may not adequately protect their intellectual property rights. These third parties may have the first right to maintain or defend our intellectual property rights and, although we may have the right to assume the maintenance and defense of our intellectual property rights if these third parties do not, our ability to maintain and defend our intellectual property rights may be compromised by the acts or omissions of these third parties.

If we infringe or are alleged to infringe intellectual property rights of third parties, it may adversely affect our business.

Our development and commercialization activities, as well as any product candidates or products resulting from these activities, may infringe or be claimed to infringe one or more claims of an issued patent or may fall within the scope of one or more claims in a published patent application that may be subsequently issued and to which we do not hold a license or other rights. Third parties may own or control these patents or patent applications in the United States and/or abroad. Such third parties could bring claims against us or our collaborators that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages. Further, if a patent infringement suit were brought against us or our collaborators, we or our collaborators could be forced to stop or delay development, manufacturing or sales of the product or product candidate that is the subject of the suit.

On January 19, 2012, plaintiffs, Merck & Cie, South Alabama Medical Science Foundation and Pamlab, L.L.C. filed suit seeking unspecified damages and injunctive relief against our wholly owned subsidiary, Macoven Pharmaceuticals, for infringement of U.S. Patent Nos. 5,997,915, 6,254,904, 6,673,381, 7,172,778, 7,674,490 and 6,011,040 based on Macoven’s commercialization of the following products: Vitaciric-B; ALZ-NAC; L-methylfolate PNV; L-methylfolate calcium 7.5mg; and L-methylfolate calcium 15mg. Macoven filed responsive pleadings denying liability for infringement and filing counter claims for non-infringement and patent invalidity. On September 19, 2012, the court stayed the action pending final determination of the International Trade Commission, which we refer to herein as the ITC, described below.

On September 10, 2012, plaintiffs, Merck & Cie, South Alabama Medical Science Foundation and Pamlab, L.L.C., filed a complaint with the ITC under Section 337 of the Tariff Act of 1930, as amended, against Macoven for infringement of U.S. Patent Nos. 5,997,915, 6,673,381, 7,172,778 and 6,011,040 based on Macoven’s commercialization of the following products: Vitaciric-B; ALZ-NAC; and L-methylfolate calcium. The ITC initiated an investigation on October 10, 2012. Macoven filed a response, denying liability for patent infringement and asserting patent invalidity as a defense. The ITC has set a target date of October 18, 2013 to issue its decision, and a hearing is scheduled for March 26, 2013 before an administrative law judge.

We believe that we have meritorious defenses to the substantive allegations asserted in the above-described proceedings and intend to aggressively defend ourselves in these proceedings.

If any relevant claims of third-party patents are upheld as valid and enforceable in any litigation or administrative proceeding, we or our potential future collaborators could be prevented from practicing the subject matter claimed in such patents, or would be required to obtain licenses from the patent owners of each such patent, or to redesign its products. There can be no assurance that such licenses would be available or, if available, would be available on acceptable terms or that we would be successful in any attempt to redesign our products. Even if we or our collaborators were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations, if, as a result of actual or threatened patent infringement claims, we or our collaborators are unable to enter into licenses on acceptable terms. This could harm our business significantly. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us or our future collaborators from manufacturing and selling our products, which would have a material adverse effect on our business, financial condition and results of operations.

There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. In addition to infringement claims, we may become a party to other patent litigation and other proceedings. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.

Many of our employees were previously employed at other pharmaceutical companies, including our competitors or potential competitors. We try to ensure that our employees do not use the proprietary information or know-how of others in their work for us. However, we may be subject to claims that we or these employees have inadvertently or otherwise used or disclosed intellectual property, trade secrets or other proprietary information of any such employee’s former employer. Litigation may be necessary to defend against these claims and, even if we are successful in defending ourselves, could result in substantial costs to Pernix or be distracting to our management. If we fail to defend any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel.

If the estimates that we make, or the assumptions upon which we rely, in preparing our financial statements prove inaccurate, our future financial results may vary from expectations.

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities, stockholders’ equity, revenues and expenses, the amounts of charges accrued by Pernix and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. For example, at the same time we recognize revenues for product sales, we also record an adjustment, or decrease, to revenue for estimated chargebacks, rebates, discounts, vouchers and returns, which our management determines on a product-by-product basis as its best estimate at the time of sale based on each product’s historical experience adjusted to reflect known changes in the factors that impact such reserves. Actual sales allowances may exceed our estimates for a variety of reasons, including unanticipated competition, regulatory actions or changes in one or more of our contractual relationships. We cannot assure you, therefore, that there may not be material fluctuations between our estimates and actual results.

If significant business or product announcements by us or our competitors cause fluctuations in our stock price, an investment in our stock may suffer a decline in value.

The market price of our common stock may be subject to substantial volatility as a result of announcements by the Company or other companies in our industry, including our collaborators. Announcements that may subject the price of our common stock to substantial volatility include announcements regarding:

●	our operating results, including the amount and timing of sales of our products;

●	the availability and timely delivery of a sufficient supply of our products;

●	our licensing and collaboration agreements and the products or product candidates that are the subject of those agreements;

●	the results of discoveries, preclinical studies and clinical trials by the Company or our competitors;

●	the acquisition of technologies, product candidates or products by the Company or our competitors;

●	the development of new technologies, product candidates or products by the Company or our competitors;

●	regulatory actions with respect to our product candidates or products or those of our competitors; and

●	significant acquisitions, strategic partnerships, joint ventures or capital commitments by the Company or our competitors.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be the sole source of gain for holders of our common stock.

We did not make any dividends or other distributions to our shareholders in the years ended December 31, 2012, 2011 and 2010. We are currently investing in our promoted product lines and product candidates, as well as exploring strategic acquisitions and licensing arrangements, and do not anticipate paying dividends in the foreseeable future. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business and fund our indebtedness. In addition, the terms of our credit facility preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be the sole source of gain for holders of our common stock for the foreseeable future.

Insiders have substantial control over the Company and could delay or prevent a change in corporate control, including a transaction in which the Company’s stockholders could sell or exchange their shares for a premium.

As of December 31, 2012, our directors and executive officers, together with our affiliates, beneficially own, in the aggregate, approximately 47.7% of our outstanding common stock and are anticipated to own between 42.6% and 44.2% immediately following the completion of the merger with Somaxon. As a result, our directors and executive officers, together with our affiliates, if acting together, have the ability to affect the outcome of matters submitted to stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these persons, acting together, will have the ability to control our management and affairs. Accordingly, this concentration of ownership may harm the value of our common stock by:

●	delaying, deferring or preventing a change in control;

●	impeding a merger, consolidation, takeover or other business combination; or

●	discouraging a potential acquirer from making an acquisition proposal or otherwise attempting to obtain control.

We may invest a significant portion of our efforts and financial resources in the development of our product candidates and there is no guarantee we will obtain requisite regulatory approvals or otherwise timely bring these product candidates to market.

In December 2010, we entered into a joint venture agreement with SEEK, a United Kingdom drug discovery group, to form a joint venture to develop and obtain regulatory approval in both Europe and the United States for BC 1036, an antitussive cough suppressant pharmaceutical product. On May 14, 2012, we acquired the exclusive rights from SEEK, our joint venture partner, to commercialize and market products utilizing the joint venture’s intellectual property in the treatment of cough, cold, sinus and allergy in the United States and Canada. SEEK retained the exclusive rights to commercialize and develop the intellectual property outside the United States and Canada. Under the terms of the agreement, we paid SEEK $5.0 million in connection with the termination of our joint venture with SEEK and will pay royalties to SEEK on sales of products utilizing the joint venture intellectual property in the United States and Canada. We will also receive royalties from SEEK product sales outside of the United States and Canada. As a result, we will no longer share in the development costs outside the United States and Canada. Our ability to bring BC 1036 to market as a prescription product in the United States depends on a number of factors including:

●	successful completion of pre-clinical laboratory and animal testing;

●	an FDA-approved investigational new drug application, or IND application, becoming effective, which must occur before human clinical trials may commence;

●	successful completion of clinical trials;

●	submission of an NDA;

●	receipt of marketing approvals from the FDA, particularly in light of our lack of experience in obtaining regulatory approval in the United States;

●	launching commercial sales of the product;

●	acceptance of the product by patients, the medical community and third-party payors;

●	competition from other therapies;

●	achieving and maintaining compliance with all regulatory requirements applicable to the product; and

●	a continued acceptable safety profile of the product following approval.

There are no guarantees that we will be successful in completing these tasks. If we are not successful in commercializing BC 1036 (or any other product candidate we may seek to develop), or are significantly delayed in doing so, our business will be harmed, possibly materially.

We may not be able to obtain the regulatory approvals or clearances that are necessary to manufacture pharmaceutical products.

Before approving a new drug or biologic product, the FDA requires that the facilities at which the product will be manufactured be in compliance with current Good Manufacturing Practices, which we refer to herein as cGMP, requirements which include requirements relating to quality control and quality assurance, as well as the maintenance of records and documentation and utilization of qualified raw materials. To be successful, our products must be manufactured for development and, following approval, in commercial quantities, in compliance with regulatory requirements and at acceptable costs. Also, our wholly owned subsidiary, GSL, as a contract manufacturer and as a potential manufacturer of our preclinical and clinical material, and possibly our commercial material, will need to meet these cGMP requirements. While we believe the Company currently meets these requirements, we cannot assure that our manufacturing facilities will continue to meet cGMP requirements or will be sufficient to manufacture all of our needs and/or the needs of our customers for commercial materials.

We may also encounter problems with the following:

●	production yields;

●	possible facility contamination;

●	quality control and quality assurance programs;

●	shortages of qualified personnel;

●	compliance with FDA or other regulatory authorities’ regulations, including the demonstration of purity and potency;

●	changes in FDA or other regulatory authorities’ requirements;

●	production costs; and/or

●	development of advanced manufacturing techniques and process controls.

In addition, we are required to register the manufacturing facilities with the FDA and other regulatory authorities and to subject them to inspections confirming compliance with cGMP or other regulations. If we fail to maintain regulatory compliance, the FDA can impose regulatory sanctions including, among other things, refusal to permit us to continue manufacturing approved products. As a result, our business, financial condition and results of operations may be materially harmed.

If the FDA disagrees with our determination that several of our products meet the over-the-counter requirements, those products may be removed from the market.

Drugs must meet all of the general conditions for OTC drugs and all of the conditions contained in an applicable final monograph to be considered generally recognized as safe and effective (GRAS/GRAE) and to be marketed without FDA approval of a marketing application. The general conditions include, among other things, compliance with cGMP, established registration and labeling requirements. Any product which fails to comply with the general conditions and a monograph is susceptible to regulatory action. We believe our promoted branded cough and cold products comply with FDA OTC monograph requirements. However, if the FDA determines that our products do not comply with the monograph requirements or if we fail to meet the general conditions, the products may be removed from the market and we may face actions including, but not limited to, restrictions on the marketing or distribution of such products, warning letters, fines, product seizure, injunctions or the imposition of civil or criminal penalties. Any of these actions may materially and adversely affect our financial condition and operations.

Our sales depend on payment and reimbursement from third-party payors, and a reduction in the payment rate or reimbursement could result in decreased use or sales of our products.

Our sales of currently marketed products are, and any future sales of our product candidates will be, dependent, in part, on the availability of coverage and reimbursement from third-party payors, including government healthcare programs such as Medicare and Medicaid and private insurance plans. All of our products are generally covered by managed care and private insurance plans. Generally, the status or tier within managed care formularies, which are lists of approved products developed by managed care organizations, which we refer to herein as MCOs, varies but coverage is similar to other products within the same class of drugs. For example, CEDAX is covered by private insurance plans similar to other marketed, branded cephalosporins. However, the position of CEDAX as a branded product often requiring a higher patient copayment may make it more difficult to expand the current market share for this product. In some cases, MCOs may require additional evidence that a patient had previously failed another therapy, additional paperwork or prior authorization from the MCO before approving reimbursement for CEDAX. Some Medicare Part D plans also cover some or all of our products, but the amount and level of coverage varies from plan to plan. We also participate in the Medicaid Drug Rebate program with the Centers for Medicare & Medicaid Services and submit all of our products for inclusion in this program. Coverage of our products under individual state Medicaid plans varies from state to state. Additionally, some of our products are purchased under the 340B Drug Pricing Program, which is codified as Section 340B of the Public Health Service Act. Section 340B limits the cost of covered outpatient drugs to certain federal grantees, federally qualified health center look-alikes and qualified disproportionate share hospitals.

There have been, there are and we expect there will continue to be federal and state legislative and administrative proposals that could limit the amount that government healthcare programs will pay to reimburse the cost of pharmaceutical and biologic products. For example, the Medicare Prescription Drug Improvement and Modernization Act of 2003, which we refer to herein as the MMA, created a new Medicare benefit for prescription drugs. More recently, the Deficit Reduction Act of 2005 significantly reduced reimbursement for drugs under the Medicaid program. Legislative or administrative acts that reduce reimbursement for our products could adversely impact our business. In addition, private insurers, such as MCOs, may adopt their own reimbursement reductions in response to federal or state legislation. Any reduction in reimbursement for our products could materially harm our results of operations. In addition, we believe that the increasing emphasis on managed care in the United States has and will continue to put pressure on the price and usage of our products, which may adversely impact our product sales. Furthermore, when a new product is approved, governmental and private coverage for that product and the amount for which that product will be reimbursed are uncertain. We cannot predict the availability or amount of reimbursement for our product candidates, and current reimbursement policies for marketed products may change at any time.

The MMA established a voluntary prescription drug benefit, called Part D, which became effective in 2006 for all Medicare beneficiaries. We cannot be certain that our currently marketed products will continue to be, or any of our product candidates still in development will be, included in the Medicare prescription drug benefit. Even if our products are included, the private health plans that administer the Medicare drug benefit can limit the number of prescription drugs that are covered on their formularies in each therapeutic category and class. In addition, private managed care plans and other government agencies continue to seek price discounts. Because many of these same private health plans administer the Medicare drug benefit, they have the ability to influence prescription decisions for a larger segment of the population. In addition, certain states have proposed or adopted various programs under their Medicaid programs to control drug prices, including price constraints, restrictions on access to certain products and bulk purchasing of drugs.

If we succeed in bringing additional products to the market, these products may not be considered cost-effective and reimbursement to the patient may not be available or sufficient to allow us to sell our product candidates on a competitive basis to a sufficient patient population. We may need to conduct expensive pharmacoeconomic trials in order to demonstrate the cost-effectiveness of our products and product candidates.

USE OF PROCEEDS

All of the shares of our common stock offered pursuant to this prospectus are being offered by the selling security holders. We will not receive any proceeds from the sale of shares of our common stock by the selling security holders. See the section entitled “Selling Security Holders” for information related to the entity receiving proceeds from the sale of the shares of our common stock.

DESCRIPTION OF CAPITAL STOCK

The following summary description of the material features of our capital stock is qualified in its entirety by reference to the applicable provisions of Maryland law and by our articles of incorporation and bylaws.

Authorized and Outstanding Capital Stock

Our authorized capital stock consists of: (i) 10,000,000 shares of preferred stock, $0.01 par value per share, of which none are outstanding; and (ii) 90,000,000 shares of common stock, par value $0.01 per share, of which 34,030,351 shares are issued and outstanding as of December 31, 2012.

The Company’s 2009 Stock Incentive Plan permits the Company to grant incentives to eligible participants in the form of (a) incentive stock options, (b) non-qualified stock options, (c) restricted stock, (d) restricted stock units, (e) stock appreciation rights and (f) other stock-based awards.

Common Stock

The holders of our common stock possess exclusively all voting power and are entitled to one vote per share on all matters voted on by our stockholders, including elections of directors. Our articles of incorporation do not provide for cumulative voting for the election of directors. The holders of our common stock are entitled to such dividends as may be declared from time to time by our board of directors from funds available therefor. Upon liquidation, holders of our common stock will be entitled to receive pro rata all of our assets available for distribution to such holders, after payment to holders of preferred stock, if any such payment is required. The holders of our common stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to our common stock.

Preferred Stock

Our board of directors is empowered to authorize the issuance, in one or more series, of shares of preferred stock at such times, for such purposes and for such consideration as it may deem advisable without stockholder approval. Our board of directors is also authorized to fix the designations, voting, conversion, preference and other relative rights, qualifications and limitations of any such series of preferred stock. No shares of our preferred stock are outstanding as of January 24, 2013.

The board of directors, without stockholder approval, may authorize the issuance of one or more series of preferred stock with voting and conversion rights which could affect adversely the voting power of the holders of our common stock and, under certain circumstances, discourage an attempt by others to gain control of the Company.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Shareowner Services LLC, 480 Washington Blvd., 29th Floor, Jersey City, NJ  07310.

PRICE RANGE OF COMMON STOCK

Our common stock is listed and traded on the NYSE MKT LLC under the symbol “PTX.” The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock on the NYSE MKT LLC.

	High	Low
Fiscal Year 2011
First Quarter	$12.20	$6.05
Second Quarter	13.23	7.85
Third Quarter	9.99	6.07
Fourth Quarter	11.50	6.79
Fiscal Year 2012
First Quarter	10.75	8.39
Second Quarter	9.51	5.90
Third Quarter	9.20	6.20
Fourth Quarter	8.70	6.70
Fiscal Year 2013
First Quarter (through January 22, 2013)	8.34	7.56

On January 10, 2013, there were 90 holders of record of our common stock and the last reported sale price of our common stock on the NYSE MKT LLC was $8.10 per share.

DIVIDEND POLICY

We did not declare or pay dividends for the years ended December 31, 2012, 2011 or 2010 and do not anticipate paying dividends in the foreseeable future.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR
NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax considerations generally applicable to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering.

For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock (other than a partnership) that is not a “United States person” for U. S. federal income tax purposes.  A United States person is any of the following:

●	an individual citizen or resident of the United States;

●
a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●
a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

This discussion is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code, which we refer to herein as the Code (generally, property held for investment).  This discussion is not a detailed description of the U.S. federal income tax consequences applicable to certain holders that are subject to special treatment under the U.S. federal income tax laws, including:

●	dealers in securities;

●	certain financial institutions;

●	regulated investment companies;

●	real estate investment trusts;

●	tax-exempt organizations;

●	insurance companies;

●	a person holding our preferred stock or our common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

●	a trader in securities that has elected the mark-to-market method of accounting for its securities;

●	a person liable for alternative minimum tax;

●	a person who is an investor in a pass-through entity;

●	a United States person whose “functional currency” is not the U.S. dollar;

●	a “controlled foreign corporation”;

●	a “passive foreign investment company”;

●	a United States expatriate; or

●	a non-U.S. holder (as defined below) that owns, or is deemed to own, more than 5% of our common stock.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your own tax advisors.

This summary is based upon the provisions of the Code, as amended, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below.

This summary does not address all aspects of U.S. federal income and estate tax consequences to you in light of your particular circumstances and does not address any tax consequences under the laws of any state, local non-U.S. tax laws or any other U.S. federal tax laws.  If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the ownership of our common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Distributions on our Common Stock

We have not historically paid, and do not anticipate making distributions on our common stock in the foreseeable future.  In the event we do make a distribution, the distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits. To the extent that a non-U.S. holder receives distributions on shares of common stock that would otherwise constitute dividends for U.S. federal income tax purposes but that exceed our current and accumulated earnings and profits, such distributions will be treated first as a non-taxable return of capital reducing the non-U.S. holder’s basis in the shares of common stock. Any such distributions in excess of the non-U.S. holder’s basis in the shares of common stock generally will be treated as gain from the sale or exchange of such stock, the treatment of which is described below.

Generally, distributions on our common stock that are treated as dividends will be subject to a 30% U.S. withholding tax, or such lower rate as may be specified by an applicable tax treaty.  In order to claim the benefit of an applicable tax treaty, a non-U.S. holder will be required to provide a properly executed IRS Form W-8BEN certifying its entitlement to benefits under a treaty.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment maintained by the non-U.S. holder, will generally be subject to U.S. federal income tax on a net basis at applicable individual or corporate rates.  In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder provides a properly executed IRS Form W-8ECI (or other applicable form) in accordance with the applicable certification and disclosure requirements.  A non-U.S. holder that is a corporation may also be subject to a “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on the deemed repatriation from the United States of its “effectively connected earnings and profits,” subject to certain adjustments.

Sale or Other Disposition

A non-U.S. holder will generally not be subject to U.S. federal income tax on any gain realized on the sale or exchange of our preferred stock or our common stock unless:

●
the gain is effectively connected with a U.S. trade or business of the non-U.S. holder (and, if a tax treaty applies, the gain is attributable to a U.S. permanent establishment maintained by such non-U.S. holder);

●
in the case of a nonresident alien individual, such individual is present in the United States for 183 or more days in the taxable year of the sale or disposition and certain other conditions are met; or

●
we are or have been a United States real property holding corporation, which we refer to herein as a USRPHC, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, which we refer to herein as the test period, and either our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs or the non-U.S. holder owns or has owned a threshold amount of our common stock, as described below.

We believe that we are a USRPHC because the fair market value of our U.S. real property interests, as defined in the Code and applicable regulations, equals or exceeds 50% of the aggregate fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business. Assuming this is and remains the case, a non-U.S. holder will be subject to U.S. federal income and withholding tax on income or gain realized on the sale or exchange of our common stock unless: (i) our common stock continues to be regularly traded (within the meaning of applicable U.S. Treasury regulations) and (ii) such non-U.S. holder of our common stock has not owned and is not deemed to have owned more than 5% of our common stock during the test period prior to the disposition of any of the stock.

Non-U.S. holders that may be treated as actually or constructively owning more than 5% of our common stock should consult their own tax advisors with respect to the U.S. federal income tax consequences of the ownership and disposition of preferred stock or common stock.

Withholding Under the Foreign Account Tax Compliance Rules

Recent legislation generally imposes a withholding tax of 30% on payments after December 31, 2013, to certain foreign entities of gross proceeds from dispositions of U.S. stock, unless various U.S. information reporting and due diligence requirements that are different from (and in addition to) the beneficial owner certification requirements described above have been satisfied.  Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in the event they receive our common stock.

Information Reporting and Backup Withholding on Non-U.S. Holders

The relevant withholding agent will report annually to the IRS and to each non-U.S. holder the amount of distributions paid to such holder and the tax withheld with respect to such distributions, regardless of whether withholding was required. Copies of the information returns may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding with respect to dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined in the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the holder certifies under penalty of perjury that it is not a United States person (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

U.S. Federal Estate Taxes

Shares of our common stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

SELLING SECURITY HOLDERS

On December 31, 2012, we completed the acquisition of Cypress.  As part of the consideration paid in connection with the acquisition of Cypress, we issued 4,427,084 shares of our common stock, which we refer to herein as the Initial Shares, to the former stockholders of Cypress, pursuant to that certain securities purchase agreement dated November 13, 2012, as amended effective December 29, 2012, which we refer to herein as the  Purchase Agreement, and agreed to pay an additional 651,042 shares of our common stock, which we refer to herein as the Additional Shares, upon the occurrence of a milestone event.  The actual number of additional shares issuable upon the occurrence of a milestone event could be materially greater than or less than 651,042 shares of common stock depending on the occurrence of the milestone event and the volume-weighted average price of our common stock for the 30 trading days prior to the occurrence of the milestone event. The issuance did not involve a public offering and was exempt from the registration requirements pursuant to Section 4(2) of the Securities Act of 1933, as amended, which we refer to herein as the Securities Act.

Pursuant to the Purchase Agreement, we agreed to file a shelf registration statement on Form S-3 by January 15, 2013 covering a resale of the Initial Shares and the Additional Shares and thereafter use our commercially reasonable efforts to maintain the effectiveness of the shelf registration statement for a period of up to two years.  In addition, under certain circumstances, the registration rights provided pursuant to the Purchase Agreement permit the former stockholders of Cypress to participate in an underwritten public offering conducted by us.

The former stockholders of Cypress, their transferees, pledgees or donees or their successors (all of whom may be selling security holders), may from time to time offer and sell pursuant to this prospectus any or all of the shares of our common stock covered by this prospectus. When we refer to “selling security holders” in this prospectus, we mean the persons listed in the table below, as well as their transferees, pledgees or donees or their successors.

None of the selling security holders or any of their affiliates, officers, directors or principal equity holders (5% or more) has held any position or office or has had any other material relationship with us or our affiliates during the past three years other than such selling security holder’s relationship with Cypress prior to the Cypress acquisition.

The table below sets forth the name of each of the selling security holders and certain information as of January  24, 2013 regarding the beneficial ownership of shares of our common stock that each such selling security holder may offer pursuant to this prospectus, including the Additional Shares each selling stockholder may own upon the occurrence of a milestone event as set forth in the Purchase Agreement. The selling security holders may offer all, some or none of the shares of common stock. Information with respect to beneficial ownership is based upon information obtained from the selling security holders.  Information concerning the selling security holders may change from time to time and any change in the information will be set forth in supplements to this prospectus when and if necessary.  Assuming all of the Initial Shares and the Additional Shares being registered for resale are sold, the selling security holders will not own any shares of common stock after completion of this offering.

	Ownership Before Offering				Ownership After Offering (2)
Name and Address of Selling Securityholder	Number of Initial Shares Owned	Number of Additional Issuable	Total Number of Shares that May Be Sold	Percentage (1)	Number of Shares Owned	Percent

James Christopher Boone 123 French Branch Madison, MS 39110	7,644	1,124	8,768	*	0	0%

Max Eugene Draughn 152 Old Farm Road Madison, MS 39110	1,430,952	210,434	1,641,386	4.7%	0	0%

Thomas G. Hixon 149 Woodmont Way Ridgeland, MS 39157	1,351,454	198,743	1,550,197	4.5%	0	0%

Robert Leon Lewis, II 153 Sundial Road Madison, MS 39110	15,288	2,248	17,536	*	0	0%

Christopher Pinto 84 Longwood Drive Mandeville, LA 70471	397,487	58,454	455,941	1.3%	0	0%

Stanton Keith Pritchard 171 S. Olive Street Denver, CO 80230	794,973	116,908	911,881	2.6%	0	0%

Glen Alton Pruitt 100 Buckeye Drive Madison, MS 39110	61,152	8,993	70,145	*	0	0%

Jason Matthew Sanderson 130 Woodmont Way Ridgeland, MS 39157	270,291	39,749	310,040	*	0	0%

Christopher Alan Smith 125 Klaas Boulevard Madison, MS 39110	36,691	5,396	42,087	*	0	0%

Gregory T. Stofko 10119 Bolingbroke Drive Cincinnati, OH 45241	61,152	8,993	70,145	*	0	0%

Total	4,427,084	651,042	5,078,126	14.6%	0	0%
____________
* Indicates beneficial ownership of less than 1% of the outstanding stock.

(1)
Percentages are based on 34,030,351 shares of our common stock outstanding as of December 31, 2012.  The number of shares of common stock outstanding does not include treasury shares or shares of our common stock issuable upon exercise of outstanding stock options or upon the vesting of restricted stock units.  In calculating this amount for each selling security holder, we treated as outstanding all of the Additional Shares.

(2)
The selling security holders have not informed us, and we do not know, when or in what amounts the selling security holders may offer for sale the shares of our common stock pursuant to this offering. The selling security holders may choose not to sell any of the shares of commons stock offered by this prospectus. Because the selling security holders may offer all, some, or none of the shares of our common stock that such selling security holders own pursuant to this offering, and because there are currently no agreements, arrangements or undertaking with respect to the sale of any of the shares of our common stock, we cannot estimate the number of shares of our common stock that the selling security holders will hold after completion of the offering. For purposes of this table, we have assumed that the selling security holders will have sold all of the shares of our common stock covered by this prospectus upon the completion of the offering.

PLAN OF DISTRIBUTION

We are registering the shares of our common stock covered by this prospectus to permit the selling security holders to engage in public secondary trading of these shares of common stock from time to time after the date of this prospectus.

The selling security holders, including their transferees, pledgees or donees or their successors (all of whom may be selling security holders), may sell the shares of our common stock, or interests therein, directly to purchasers or through underwriters, broker-dealers or agents, any of which may receive compensation in the form of discounts, concessions or commissions from the selling security holders or the purchasers of the shares of our common stock. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The shares of our common stock may be sold in one or more transactions at:

●	fixed prices;

●	prevailing market prices at the time of sale;

●	prices related to the prevailing market prices;

●	varying prices determined at the time of sale; or

●	negotiated prices.

These prices will be determined by the selling security holders or by agreement between such selling security holders and underwriters, broker-dealers or agents. The aggregate proceeds to the selling security holders from the sale of shares of our common stock offered by them will be the purchase price less discounts and commissions, if any. Each of the selling security holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of the shares of our common stock to be made directly or through agents. We will not receive any of the proceeds from any of these sales.

The sales described in the preceding paragraph may be effected in transactions:

●	on any national securities exchange or quotation service on which common stock may be listed or quoted at the time of sale;

●	in the over-the-counter market; or

●	otherwise than on such exchanges or services or in the over-the-counter market.

The selling security holders may use any one or more of the following methods when disposing of shares or interests therein:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	short sales effected after the effective date of the registration statement of which this prospectus is a part;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share; or

●	a combination of any such methods of sale.

The selling security holders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus or other applicable provision of the Securities Act amending the list of selling security holders to include the pledgee, transferee, or other successors in interest as selling security holders under this prospectus. The selling security holders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with any sale of our common stock or interests therein, the selling security holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling security holders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling security holders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

Outstanding shares of our common stock are listed for trading on the NYSE MKT LLC under the symbol “PTX.”

In order to comply with the securities laws of some states, if applicable, common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states, common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and such exemption is complied with.

The selling security holders and any underwriters, broker-dealers or agents that participate in the sale of the shares of our common stock may be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares of our common stock may be deemed to be underwriting discounts and commissions under the Securities Act. Any selling security holder who is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and may be subject to statutory liabilities, including, but not limited to, liability under Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, which we refer to herein as the  Exchange Act. Each of the selling security holders has acknowledged that such holder understands its obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

None of the selling security holders has advised us of any current plans, arrangements or understandings with any underwriter, broker-dealer or agent regarding the sale of the shares of our common stock. Each of the selling security holders may choose not to sell a portion or all of the shares of our common stock offered by them under this prospectus. In addition, we cannot assure you that the selling security holders will not transfer, devise or gift the shares of our common stock by other means not described in this prospectus. Furthermore, the shares of our common stock covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A under the Securities Act may be sold under Rule 144 or Rule 144A under the Securities Act rather than pursuant to this prospectus.

To the extent required, the shares of our common stock to be sold, the names of the selling security holders, the purchase price and public offering price, the names of any agent, dealer or underwriter and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or in one or more reports filed with the Securities and Exchange Commission, which we refer to herein as the SEC, pursuant to Section 13 or 15(d) of the Exchange Act, or, if appropriate, a post-effective amendment to the registration statement of which this prospectus forms a part.

We originally issued the shares of our common stock to the former stockholders of Cypress in a private placement exempt from the registration requirements of the Securities Act pursuant to Section 4(2) of the Securities Act. Pursuant to the Purchase Agreement, we granted the former stockholders of Cypress registration rights to register the shares of our common stock under applicable federal and state securities laws under specific circumstances and at specific times. We have agreed, among other things, to pay all expenses relating to the  registration statement of which this prospectus forms a part.

Pursuant to the Purchase Agreement, we are obligated to use our commercially reasonable efforts to keep the registration statement of which this prospectus forms a part effective until the earlier of two years or until the distribution contemplated by the registration statement has been completed.

LEGAL MATTERS

The validity of the shares of our common stock offered by this prospectus will be passed upon by Jones Walker L.L.P. If legal matters in connection with offerings made by this prospectus are passed on by other counsel for the selling security holders or by counsel for the underwriters of an offering of the shares of our common stock, that counsel will be named in the applicable prospectus supplement.

EXPERTS

Our consolidated financial statements as of December 31, 2011 and 2010 and for each of the years in the two-year period ended December 31, 2011 have been incorporated into this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2011 in reliance upon the report of Cherry Bekaert LLP (formerly Cherry, Bekaert & Holland L.L.P.), our independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing.

The audited consolidated financial statements of Cypress Pharmaceuticals, Inc. as of and for the years ended December 31, 2011 and December 31, 2010, included as Exhibit 99.1 of our Current Report on Form 8-K dated December 28, 2012, have been incorporated by reference in reliance on the audit of Horne LLP, independent auditor, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. These SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov and our website at www.pernixtx.com. You may also read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

We are “incorporating by reference” into this prospectus specific documents that we filed with the SEC, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. Information that we file subsequently with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, any future documents that we file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this amendment to the registration statement and prior to the effectiveness of the registration statement and, following effectiveness of the registration statement, any future documents that we file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until the termination of the offering of all of the securities covered by this prospectus. This prospectus is part of a registration statement filed with the SEC.

We are “incorporating by reference” into this prospectus the following documents filed with the SEC (excluding any reports or portions thereof that have been “furnished” but not “filed” for purposes of the Exchange Act):

●	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2011;

●	Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2012, June 30, 2012 and September 30, 2012;

●	The portions of our definitive Proxy Statement filed on April 27, 2012 incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2011;

●
Our Current Reports on Form 8-K filed with the SEC on February 10, 2012, March 7, 2012, April 27, 2012, June 25, 2012, July 12, 2012, September 12, 2012, November 15, 2012, December 12, 2012, December 21, 2012, January 4, 2013, January 17, 2013 and January 24, 2013; and

●
Description of our common stock, par value $0.01 per share, contained in our form 8-A filed on  January 23, 2013, including any amendments or reports filed for the purpose of updating such description, which are also incorporated by reference herein.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request and without charge, a copy of the documents referred to above that we have incorporated by reference. You can request copies of such documents if write or call us at the following address or telephone number: 10003 Woodloch Forest Drive, The Woodlands, Texas, 77380, (832) 934-1825.

This prospectus or information incorporated by reference herein contains summaries of certain agreements that we have filed as exhibits to various SEC filings. The descriptions of these agreements contained in this prospectus or information incorporated by reference herein do not purport to be complete and are subject to, or qualified in their entirety by reference to, the definitive agreements. Copies of the definitive agreements will be made available without charge to you by making a written or oral request to us.

You should rely only upon the information contained in this prospectus or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this document is accurate as of any date other than that on the front cover of this prospectus.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified and superseded, to constitute a part of this prospectus.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the costs and expenses payable by the registrant in connection with the sale of the securities being registered hereby:

SEC registration fee	$5,434
Legal fees and expenses	15,000
Accounting fees and expenses	4,500
Miscellaneous	1,000
Total	$25,934

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 2-418 of the Maryland General Corporation Law, which we refer to herein as the MGCL, empowers us to indemnify, subject to the standards set forth therein, any person who is a party in connection with any action, suit or proceeding brought or threatened by reason of the fact that the person was a director, officer, employee or agent of the Company, or is or was serving as such with respect to another entity at our request. The MGCL also provides that we may purchase insurance on behalf of any such director, officer, employee or agent.

Our articles of incorporation and bylaws provide for indemnification of our officers and directors to the fullest extent permitted under Section 2-418 of the MGCL. Our articles of incorporation and bylaws also provide that the expenses of officers and directors incurred in defending any action, suit or proceeding, whether civil, criminal, administrative or investigative, must be paid by us as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay all amounts so advanced if it is ultimately determined by a court of competent jurisdiction that the officer or director is not entitled to be indemnified by us.

Our articles of incorporation and bylaws limit the liability of our directors and officers for money damages to the Company and its stockholders to the fullest extent permitted from time to time by Maryland law. Maryland law presently permits the liability of directors and officers to a corporation or its stockholders for money damages to be limited, except (i) to the extent that it is proved that the director or officer actually received an improper benefit or profit or (ii) if a judgment or other final adjudication is entered in a proceeding based on a finding that the director's or officer's action, or  failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. This provision does not limit the ability of the Company or its stockholders to obtain other relief, such as an injunction or rescission.

Our articles of incorporation and bylaws also require us to purchase and maintain director and officer insurance.

Insofar as indemnification for liabilities arising out of the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the act and will be governed by the final adjudication of such issue.

ITEM 16. EXHIBITS.

The exhibits to this registration statement are listed in the exhibit index, which appears elsewhere herein and is incorporated herein by reference.

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes:

(1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)           To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)           To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)           To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)           That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)           That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)           Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)           Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.  Provided,  however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date;

(5)           That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the  Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of The Woodlands, State of Texas, on January 24, 2013.

PERNIX THERAPEUTICS HOLDINGS, INC.

By:	/s/ Cooper Collins
Name: Cooper Collins
Title: Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of  1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Cooper Collins
Cooper C. Collins	President, Chief Executive Officer and Director	January 24, 2013
(Principal Executive Officer and Director)

*	Chief Financial Officer	January 24, 2013
David Becker	(Principal Financial Officer and Principal Accounting Officer)

*	Chairman of the Board of Directors	January 24, 2013
Michael C. Pearce

*	Director	January 24, 2013
James E. Smith

*	Director	January 24, 2013
Anthem Hayek Blanchard

*	Director	January 24, 2013
Steven A. Elms

The undersigned, by signing his name hereto, does hereby sign this document on behalf of the above-named persons indicated above by asterisks, pursuant to a power of attorney duly executed by such persons and filed with the Securities and Exchange Commission as an exhibit hereto.

*By:	/s/ Cooper Collins
Cooper C. Collins
Attorney-in-Fact

S-1

PERNIX THERAPEUTICS HOLDINGS, INC.
EXHIBIT INDEX

		Filed with this Form S-3	Incorporated by Reference
Number	Exhibit Title		Form	File No.	Date Filed

2.1	Agreement and Plan of Merger by and among Golf Trust of America, Inc., GTA Acquisition, LLC and Pernix Therapeutics, Inc. dated as of October 6, 2009.		8-K	001-14494	10/07/2009

2.2	Asset Purchase Agreement dated January 8, 2010 by and between Sciele Pharma, Inc. and Pernix Therapeutics, Inc. as Buyer.		8-K	001-14494	03/30/2010

2.3	Membership Interest Purchase Agreement by and between Pernix Therapeutics, LLC and Michael Venters, John McMahon, Robert Cline, Jr. and Zinterests, L.L.C., dated September 8, 2010.		8-K	001-14494	09/14/2010

2.4	Agreement and Plan of Merger dated December 10, 2012 by and among Pernix Therapeutics Holdings, Inc., Pernix Acquisition Corp. I and Somaxon Pharmaceuticals, Inc.		8-K	001-14494	12/12/2012

2.5
Securities Purchase Agreement, dated as of November 13, 2012, by and among Pernix Therapeutics Holdings, Inc., Cypress Pharmaceuticals, Inc., all of the stockholders of Cypress Pharmaceuticals, Inc. and an individual as agent of all of the stockholders of Cypress Pharmaceuticals, Inc.
			8-K	001-14494	11/15/2012

2.6
First Amendment to Securities Purchase Agreement, dated as of December 28, 2012 by and among Pernix Therapeutics Holdings, Inc., Cypress Pharmaceuticals, Inc., all of the stockholders of Cypress Pharmaceuticals, Inc. and an individual as agent of all of the stockholders of Cypress Pharmaceuticals, Inc.
			8-K	001-14494	1/4/2013

3.1	Articles of Incorporation of Pernix Therapeutics Holdings, Inc.		8-K	001-14494	3/15/2010

3.2	Bylaws of Pernix Therapeutics Holdings, Inc.		8-K	001-14494	3/15/2010

4.1	Form of certificate representing shares of common stock of Pernix Therapeutics Holdings, Inc.		10-K	001-14494	3/29/2012

5.1	Opinion of Jones Walker L.L.P. as to the legality of the securities being registered	X

23.1	Consent of Cherry Bekaert LLP, Independent Registered Public Accounting Firm for Pernix	X

23.2	Consent of Horne LLP, Independent Auditor for Cypress	X

23.3	Consent of Jones Walker L.L.P. (to be included in Exhibit 5.1)	X

24.1*	Powers of Attorney (pursuant to which this registration statement has been signed on behalf of certain officers and directors of Pernix Therapeutics Holdings, Inc.)	X

* Previously Filed

E-1